

Mail Stop 7010

July 19, 2007

via U.S. mail and facsimile

Andrea Jung, Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, N.Y. 10105-0196

      RE: Avon Products, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed February 28, 2007
             File No. 1-04881

Dear Ms. Jung:

We have reviewed the above referenced filing and have the following comment. Where indicated, we think you should revise your disclosures in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 18

1. Your discussion of strategic initiatives, restructuring initiatives, and your outlook on pages 18 - 20 includes projections of improvements to future operations. Please expand your discussion in future filings to include the following disclosure.

- Explain the specific nature of the expected benefits from the product line simplification program (PLS) of $200 million by year three (e.g. operating profit from additional sales, decrease in inventory obsolescence from typical levels prior to the implementation of the PLS program, etc.)
- Explain specifically how the strategic sourcing initiative (SSI) is expected to reduce direct and indirect costs of materials, goods and services.
- Discuss your basis for the amount of projected annualized benefits from the PLS program, the amount of projected annualized benefits of $200 million from the SSI by the end of 2009, the projection of annualized savings of $300 million from your restructuring initiatives, and the projected improvements to your operating margins. Discuss key assumptions underlying the projections.

Refer to Rule 10(b) of Regulation S-K for additional disclosure requirements. Please provide us with the disclosure you intend to include in future filings.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief